UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Schiff Nutrition International, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

806693107

(CUSIP Number of Class of Securities)

Kelly M. Slavitt

Deputy General Counsel and Legal Director, North America & Food

Reckitt Benckiser LLC

399 Interpace Parkway

P.O. Box 225

Parsippany, NJ 07054-0225

(973) 404-2435

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Toby S. Myerson

Kelley D. Parker

Steven J. Williams

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

(212) 492-0257

December 17, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 806693107

1.	Name of Reporting Person: Reckitt Benckiser Group plc

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): BK, WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: England and Wales

Number of Shares Beneficially Owned by Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 100 shares of common stock

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 100 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 100 shares of common stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 100%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 806693107

1.	Name of Reporting Person: Reckitt Benckiser LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): BK, WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 100 shares of common stock

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 100 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 100 shares of common stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 100%

14.	Type of Reporting Person (See Instructions): 00 (limited liability company)

CUSIP No. 806693107

1.	Name of Reporting Person: Ascot Acquisition Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 100 shares of common stock

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 100 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 100 shares of common stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 100%

14.	Type of Reporting Person (See Instructions): CO

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed on December 3, 2012 (as amended and supplemented from time to time, the “Schedule 13D”) by Reckitt Benckiser Group plc, a public limited company organized under the laws of England and Wales (“Ultimate Parent”), Reckitt Benckiser LLC, a Delaware limited liability company and indirect wholly-owned subsidiary of Ultimate Parent (“Parent”), and Ascot Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser,” and, together with Parent, and Ultimate Parent, the “Reporting Persons”), pursuant to the joint filing agreement filed as Exhibit 1 to the Schedule 13D. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Except as otherwise set forth below, the information set forth in the Schedule 13D remains unchanged and is incorporated by reference as relevant to the items in this Amendment. This Schedule 13D is hereby amended as follows:

Item 1.	Security and Issuer

This Amendment hereby amends and restates Item 1 of the Schedule 13D in its entirety as set forth below:

“This Schedule 13D relates to the shares of common stock, par value $0.01 per share, (the “Common Stock”) of Schiff Nutrition International, Inc., a Delaware Corporation (the “Issuer” or “Schiff”). The address of the principal executive offices of the Issuer is 2002 South 5070 West, Salt Lake City, Utah, 84104.”

Item 2.	Identity and Background

This Amendment hereby amends and restates the first paragraph of Item 2 of the Schedule 13D in its entirety as set forth below:

“This Schedule 13D is being filed jointly by the Reporting Persons with respect to the Common Stock.”

Item 3.	Source and Amount of Funds or Other Consideration

This Amendment hereby amends and supplements Item 3 of the Schedule 13D by adding the following at the end of the section:

“Pursuant to the Merger Agreement, Purchaser acquired the then outstanding Shares (as defined below) of the Issuer that were tendered pursuant to the Offer.  The total cost to acquire all the then-outstanding Class A common stock of Schiff, par value $0.01 per share (the “Class A Shares”), and the Class B common stock of the Issuer, par value $0.01 per share (the “Class B Shares,” and, together with the Class A Shares, the “Shares”), pursuant to the Offer and the Merger was approximately $1.36 billion.  The source of the funds for the acquisition of the Issuer was provided by Ultimate Parent and Parent, which provided Purchaser with sufficient funds to purchase all Shares validly tendered in the Offer and provided funding for the acquisition of the remaining Shares in the Merger. The source of such funding was a combination of cash on hand and borrowings under an approximately $6 billion privately-issued unsecured commercial paper program established by the Ultimate Parent and certain of its subsidiaries for certain acquisition and working capital needs. The commercial paper program was established in the name of Reckitt Benckiser Treasury Services plc, as issuer, with JPMorgan Chase Bank, N.A. as issuing and paying agent and is unconditionally and irrevocably guaranteed by Ultimate Parent. Interest rates under the commercial paper facility are based on market conditions at the time of issuance and the duration of borrowing and recently have ranged from 0.20% per annum to less than 0.8% per annum. Maturities for notes issued under the commercial paper facility can extend up to 364 days from the date of issuance. The commercial paper facility is rated investment grade by each of Moody’s and Standard & Poor’s and the issuance of notes under the facility is not subject to any material conditions. Any drawing under the commercial paper program in connection with the acquisition of the Shares is expected to be repaid in the ordinary course of operation from operating revenues of the Ultimate Parent and its subsidiaries.

Following the consummation of the Offer and upon the Merger, the Shares held by the Reporting Persons were cancelled and the shares of common stock issued by Purchaser and held by Parent were converted into shares of Common Stock of the Issuer.”

Item 4.	Purpose of Transaction; Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Amendment hereby amends and supplements Items 4 and 6 of the Schedule 13D by adding the following at the end of each such section:

At 11:59 p.m. (New York City time) on December 14, 2012, the Offer expired as scheduled. According to Wells Fargo Shareowner Services, the depositary for the Offer (the “Depositary”), as of such time, a total of approximately 28,745,180 Shares were validly tendered pursuant to the Offer and not properly withdrawn, representing approximately 96.266% of the Shares then outstanding and approximately 90.137% of the Shares then outstanding on a fully-diluted basis. Purchaser accepted for payment all of such Shares. In addition, the Depositary received commitments to tender approximately 397,714 Shares in accordance with the guaranteed delivery procedures described in the Offer to Purchase.

Following the consummation of the Offer, Parent completed its acquisition of the Issuer through the Merger, with the Issuer continuing as the surviving corporation in the Merger and as a direct wholly-owned subsidiary of Parent and an indirect wholly-owned subsidiary of Ultimate Parent, in accordance with the short-form merger provisions of the Delaware General Corporation Law, as amended (the “DGCL”). The Merger became effective (the “Effective Time”) on December 17, 2012, upon the filing by Purchaser of a certificate of merger with the Secretary of State of the State of Delaware.

Pursuant to the terms of the Merger Agreement, the officers and directors of Purchaser became the directors of the Issuer, effective as of the Effective Time.

Pursuant to the terms of the Merger Agreement, at the Effective Time each Share issued and outstanding immediately prior to the Effective Time, (other than: (i) Shares directly owned by Parent, Purchaser or any of their subsidiaries or held in the treasury of the Issuer or owned of record by any subsidiary of the Issuer, which were canceled with no payment with respect thereto, and (ii) Shares outstanding immediately prior to the Effective Time held by a stockholder who is entitled to demand, and who properly demands, appraisal for such Shares in compliance with Section 262 of the DGCL) were canceled and converted into the right to receive the Offer Price.  The Shares of the Issuer held by the Reporting Persons were cancelled and the shares of common stock issued by Purchaser and held by Parent were converted into shares of Common Stock of the Issuer.

As a result of the Merger, on December 17, 2012, the Class A Shares were delisted from trading on the New York Stock Exchange and the Reporting Persons beneficially own all of the outstanding shares of Common Stock of the Issuer.

The foregoing summary of the Merger Agreement is qualified in its entirety by reference to such agreement, which is attached to this Schedule 13D as Exhibit 3, and which is incorporated herein by this reference.

Item 5.	Interest in Securities of the Issuer;

This Amendment hereby amends and restates Item 5 of the Schedule 13D in its entirety as set forth below:

“Following the closing of the Merger on December 17, 2012, Purchaser held 100 shares of the Common Stock, representing 100.0% of the outstanding Common Stock.

The shares of Common Stock shown as beneficially owned by each of the Reporting Persons other than Purchaser includes the shares of Common Stock owned of record by Purchaser.  Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock of the Issuer reported as beneficially owned by Purchaser in excess of their respective pecuniary interests in such securities, if any, and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities.

(a)   See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.  The percentage of the class beneficially owned by each Reporting Person is based on 100 outstanding shares of Common Stock upon the closing of the Merger and the amendment and restatement of the Issuer’s Amended and Restated Certificate of Incorporation, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 17, 2012 (File No. 001-14608).

(b)   See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.

(c)   There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Schedule 13D.

(d)   Not applicable.

(e)   Not applicable.”

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: December 19, 2012

RECKITT BENCKISER GROUP PLC

By:	/s/ WILLIAM R. MORDAN
Name: William R. Mordan
Title: Senior Vice President and General Counsel

RECKITT BENCKISER LLC

By:	/s/ FREDERIC LARMUSEAU
Name: Frederic Larmuseau
Title: Senior Vice President and Manager

ASCOT ACQUISITION CORP.

By:	/s/ FREDERIC LARMUSEAU
Name: Frederic Larmuseau
Title: President